Shift4 Payments, Inc.

2202 N. Irving St.

Allentown, Pennsylvania 18109

September 8, 2020

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Cara Wirth

Re:	Shift4 Payments, Inc.
Registration Statement on Form S-1 (Registration No. 333-248663)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1, as amended (File No. 333-248663) (the “Registration Statement”) of Shift4 Payments, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on Thursday, September 10, 2020, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Marc D. Jaffe at (212) 906-1281.

We understand that the staff of the Securities and Exchange Commission will consider this request as confirmation by the Company that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Marc Jaffe of Latham & Watkins LLP at the number set forth above.

Thank you for your assistance in this matter.

Very truly yours,

Shift4 Payments, Inc.

By:	/s/ Jordan Frankel
Name:	Jordan Frankel
Title:	General Counsel & Corporate Secretary

cc:	Jared Issacman, Shift4 Payments, Inc.
Marc D. Jaffe, Esq., Latham & Watkins LLP
Ian D. Schuman, Esq., Latham & Watkins LLP
Adam J. Gelardi, Esq., Latham & Watkins LLP
Richard A. Fenyes, Esq., Simpson Thacher & Bartlett LLP
Joshua F. Bonnie, Esq., Simpson Thacher & Bartlett LLP